Exhibit 99.1

LATAM Airlines Group reports preliminary monthly statistics for October 2019

Santiago, Chile, November 11, 2019– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), the leading airline group in Latin America, today reported its preliminary monthly traffic statistics for October 2019 compared with the same period of 2018.

System passenger traffic (measured in revenue passenger kilometers (RPK)) increased 1.9%, while capacity increased by 1.9%. As a result, the Company’s load factor for the month remained at 82.5%. International passenger traffic accounted for approximately 52% of the month’s total passenger traffic.

The lower increase in traffic in Spanish-speaking domestic markets (Domestic SSC) is mainly explained by the recent events that affected our operations in Chile.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	October				Year to Date
	2019	2018	% Change		2019	2018	% Change
LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,435	10,236	1.9%		103,120	98,413	4.8%
DOMESTIC SSC (1)	1,868	1,830	2.0%		18,183	16,483	10.3%
DOMESTIC BRAZIL (2)	3,129	2,661	17.6%		26,778	25,061	6.9%
INTERNATIONAL (3)	5,438	5,745	-5.3%		58,159	56,869	2.3%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	12,656	12,414	1.9%		123,362	118,472	4.1%
DOMESTIC SSC (1)	2,432	2,249	8.2%		22,394	20,144	11.2%
DOMESTIC BRAZIL (2)	3,667	3,239	13.2%		32,714	31,099	5.2%
INTERNATIONAL (3)	6,556	6,926	-5.3%		68,255	67,228	1.5%

PASSENGER LOAD FACTOR
SYSTEM	82.5%	82.5%	0.0	pp	83.6%	83.1%	0.5	pp
DOMESTIC SSC (1)	76.8%	81.4%	-4.6	pp	81.2%	81.8%	-0.6	pp
DOMESTIC BRAZIL (2)	85.3%	82.2%	3.2	pp	81.9%	80.6%	1.3	pp
INTERNATIONAL (3)	82.9%	82.9%	0.0	pp	85.2%	84.6%	0.6	pp

PASSENGERS BOARDED (thousand)
SYSTEM	6,537	6,068	7.7%		60,780	56,642	7.3%
DOMESTIC SSC (1)	2,329	2,209	5.5%		21,852	19,560	11.7%
DOMESTIC BRAZIL (2)	2,969	2,485	19.5%		25,246	23,397	7.9%
INTERNATIONAL (3)	1,239	1,374	-9.9%		13,682	13,685	0.0%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	299	324	-7.7%		2,900	2,955	-1.9%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	547	558	-1.9%		5,264	5,396	-2.5%

CARGO LOAD FACTOR
SYSTEM	54.6%	58.1%	-3.4	pp	55.1%	54.8%	0.3	pp

Note: Capacity in Domestic Chile rose by 5.1% (YoY), and Load Factor declined by 9.6 p.p. (YoY).

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering services to 142 destinations in 25 countries, including six domestic markets in Latin America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

The airline group employs over 41,000 people worldwide, operating approximately 1,300 flights per day and transporting 71 million passengers per year.

LATAM Airlines Group has 327 aircraft in its fleet, which features the latest and most modern models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2018, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.